Filed by Delhaize Group
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Delhaize Group
Commission File No.: 333-13302
Date: November 25, 2015

Ahold Delhaize Group Joint Roadshow November 25, 2015 London

Ahold Delhaize Group “Excited and passionate about the merger” The strategic rationale is compelling, joining forces to operate our strong local brands of supermarkets, convenience stores and online, with recognised strength in fresh, own-brands and innovation, driven by skilled leadership across our banners

Delhaize Group Q3 2015 Results: Highlights Strong top-line in the US and SEE; start of market share recovery in Belgium US Continued strong volume growth with CSS of 1.7% (4.1% adjusted for Market Basket disruptions in 2014) Stable underlying operating margin for first 3 quarters of 2015 at 4.0% Relaunched 162 Easy, Fresh & Affordable Food Lion stores in Raleigh on October 14 Belgium Returned to positive CSS and market share growth, supported by Affiliates Underlying operating margin impacted by lower gross margin and implementation of Transformation Plan Execution level in stores impacted by changes in the workforce; improvements will take time Southeastern Europe Positive CSS, real growth and market share growth in the 3 countries Continued underlying operating margin improvement Full Year Healthy Free Cash Flow generation Cash capex of approximately €700 million* * At identical exchange rates of €1 = $1.3285 Ahold Delhaize Group

Ahold Q3 2015 Results: Highlights Strong sales performance, net income and free cash flow US Underlying sales trends improved further with identical sales growth of 1.8% excluding gas (adjusted for prior year competitive disruption) Underlying operating margin at 4.0%, driven by Simplicity program The Netherlands Identical sales up 4.0%, reflecting positive sales trends at Albert Heijn and in online Net consumer online sales growth of over 30% Underlying operating margin at 4.6% including bol.com and higher pension costs. Margin excluding bol.com at 5.1% Czech Republic Identical sales excluding gas up 1.6% excluding former SPAR stores, margin further increasing to 1.3% Full Year Business performance on track to deliver in line with full year expectations Strong free cash flow, expected to be slightly ahead of last year Ahold Delhaize Group

Bringing together two complementary businesses Comparable business profiles & geographies with strong, trusted local brands Ahold Net Sales €32.8bn Underlying Operating Income €1.3bn with underlying margin of 3.9% Free cash flow €1.1bn Market cap* €15.8bn Stores worldwide 3,206 Employees worldwide 227,000 Delhaize Group Net Sales €21.4bn Underlying Operating Income €0.8bn Free cash flow €0.8bn with underlying margin of 3.6% Market cap* €9.1bn Stores worldwide 3,280 Employees worldwide 143,000 Albert Heijn Etos Gall Gall  bol.com albert pingo doce stop shop giant martin’s peapod bfresh food lion Hannaford red market Delhaize tempo tom mega image maxi super indo Note: Sales, Underlying Operating Income, Stores and Employees 2014 excludes JVs i.e. JMR for Ahold in Portugal and Super Indo for Delhaize in Indonesia * Market cap 23 June 2015

Ahold Delhaize: A compelling strategic rationale Merger to form a large, more innovative company with market-leading retail offerings and strong trusted local brands Combination of two companies with complementary cultures, similar values and neighboring geographies, as well as a shared focus on the customer Will create a superior customer offering with enhanced choices in products, services and shopping in stores and online in an omni-channel environment The combined business will offer an even better place to work for associates as well as a continued commitment to the local communities it serves A strong financial profile will enable Ahold Delhaize to fund continued innovation, investment in future growth and to deliver attractive returns to shareholders

Driving increased customer relevance and innovation Local Supermarkets Convenience Stores Specialty Stores Etos Gall Gall  Compact Hypers Albert tempo Online peapod Hannaford bol.com  super indo giant stop shop  Our strong local brands form a solid foundation for the future Delivering high-quality goods and services at competitive prices A broader selection in fresh food, own brands and focus on innovation More and easier ways to shop in stores and online Our dedicated teams are inspired and committed to a successful future together

Merger preparation workstreams focused on four areas Merger preparation Transaction Future Strategy Organizational Structure Integration Preparation These four workstreams have several taskforces in place As an example: Integration taskforces under way to ensure Day 1 readiness and capturing synergies: US Merchandising & Sourcing EU Merchandising & Sourcing Goods Not For Resale US Supply Chain Legal Finance IT HR Business Services

Cost synergies: realistic and achievable Eliminate duplication, achieve ‘best-of-both’ efficiencies, leverage new scale Sources of synergies over 3 years General & Administrative and Other 25-30% Indirect sourcing 15-20% Branded sourcing Nonbranded sourcing 50-60% Europe 25-30% US 70-75%  €500 million of run-rate synergies to be achieved by Year 3 after completion 40% at end of year 1 80% at end of year 2 100% at end of year 3  €350 million of one-off costs* Incremental to existing cost saving programs Committed to deliver to the bottom line * Excluding transaction fees

Key terms of the transaction Financial Terms 4.75 Ahold share for each Delhaize share €1 billion to be returned to Ahold shareholders via a capital return and a reverse stock split prior to completion of the transaction Pro-forma ownership after completion circa: Delhaize 39% / Ahold 61% Transaction Structure Cross-border merger of Delhaize into Ahold; Ahold to be renamed Ahold Delhaize and to be ongoing listed entity, Listing on Euronext Amsterdam and Euronext Brussels post completion of the merger Timetable Ahold and Delhaize Extraordinary Shareholder Meetings H1 2016 Completion Mid 2016

Transaction closing process on track Completion expected mid-2016 EGM preparation To be held in H1 2016 Documents under review include: F-4 (Ahold only): first confidential draft filed with SEC; now in review process EU prospectus (Ahold only): first draft expected to be submitted to AFM in November ‘15 Other EGM documentation on track including agendas, merger proposal and Board reports Regulatory procedures Belgium: referred by European Commission to Belgian Competition Authority Discussions with BCA ongoing United States: HSR filings in July ‘15, submitting requested documents and data (“Second Request”) Discussions with FTC ongoing June 24 Merger announcement F4 confidential filing with the SEC F4 filing made public EGM invitations and materials EGMs of both companies Approval by competition authorities Mid-2016 merger completion

Governance Balanced structure with broad expertise Supervisory Board Mats Jansson Chairman Jan Hommen Vice Chairman Jacques de Vaucleroy Vice Chairman Remuneration Committee Chair Governance/Nomination Committee Chair Audit/Finance/Risk Committee Chair Sustainability/Innovation Committee Chair Two-tier structure with Supervisory Board and Management Board Four proposed committees: Audit/Finance/Risk, Remuneration, Governance/Nomination, Sustainability/Innovation Balanced governance Diversity in experience, nationalities and backgrounds Presidium: Mats Jansson, Jan Hommen Dutch entity with Dutch Corporate Governance Code Corporate HQ in NL and European HQ in Brussels Supervisory Board member (re-) appointments at upcoming Ahold EGM

Management Board and Executive Committee Strength, depth and retail experience in leadership team Executive Committee Management Board Dick Boer CEO Frans Muller Deputy CEO and Chief Integration Officer Jeff Carr CFO Pierre Bouchut COO Europe * Kevin Holt COO USA James McCann COO USA Management Board responsible for overall management and decision-making Executive Committee, including four functional leaders, responsible for day-to-day management of the company Marc Croonen Chief Sustainability, Transformation & Communications Officer Hanneke Faber Chief E-Commerce & Innovation Officer Jan Ernst de Groot Chief Legal Officer Abbe Luersman Chief Human Resources Officer * Including Indonesia

Capital structure and financial policy going forward Delivering long term value for shareholders Highly cash generative businesses, enabling Ahold Delhaize to invest in future growth and deliver attractive returns to shareholders Pre-closing capital return and reverse stock split of €1 billion to Ahold shareholders Balanced approach to investing in profitable growth and returning excess liquidity Transaction expected to be earnings accretive in first year after completion Expected dividend policy: 40-50% payout ratio of adjusted net income Committed to investment grade credit rating Payment of 2015 dividend to Ahold and Delhaize shareholders based on each company´s dividend policy

Excited about our future together Compelling strategic rationale for the merger: The right combination at the right time  Combining strong heritage, similar values and a shared focus on the customer Creating a stronger, international food retailer and delivering value for all stakeholders A superior customer offering Attractive opportunities for our associates Better serving our communities A compelling value proposition for shareholders

Cautionary Notice NO OFFER OR SOLICITATION This communication is being made in connection with the proposed business combination transaction between Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold’) and Delhaize Group NV/SA (“Delhaize’). This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable Dutch, Belgian and other European regulations. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful. IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC In connection with the proposed transaction, Ahold will file with the U.S. Securities and Exchange Commission (the “SEC’) a registration statement on Form F-4 that will include a prospectus. The prospectus will be mailed to the holders of American Depositary Shares of Delhaize and holders of ordinary shares of Delhaize (other than holders of ordinary shares of Delhaize that are non-U.S. persons (as defined in the applicable rules of the SEC)). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AHOLD, DELHAIZE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the prospectus and other documents filed with the SEC by Ahold and Delhaize through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the prospectus and other documents filed by Ahold with the SEC by contacting Ahold Investor Relations at investor.relations@ahold.com or by calling +31 88 659 5213, and will be able to obtain free copies of the prospectus and other documents filed by Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Cautionary Notice FORWARD-LOOKING STATEMENTS This communication contains forward-looking statements, which do not refer to historical facts but refer to expectations based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those included in such statements. These statements or disclosures may discuss goals, intentions and expectations as to future trends, plans, events, results of operations or financial condition, or state other information relating to Ahold, based on current beliefs of management as well as assumptions made by, and information currently available to, management. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “possible,” “potential,” “predict,” “project” or other similar words, phrases or expressions. Many of these risks and uncertainties relate to factors that are beyond Ahold’s control. Therefore, investors and shareholders should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: the occurrence of any change, event or development that could give rise to the termination of the merger agreement; the ability to obtain the approval of the transaction by Ahold’s and Delhaize’s shareholders; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; failure to satisfy other closing conditions with respect to the transaction on the proposed terms and timeframe; the possibility that the transaction does not close when expected or at all; the risks that the new businesses will not be integrated successfully or promptly or that the combined company will not realize the expected benefits from the transaction; Ahold’s ability to successfully implement and complete its plans and strategies and to meet its targets; risks related to disruption of management time from ongoing business operations due to the proposed transaction; the benefits from Ahold’s plans and strategies being less than anticipated; the effect of the announcement or completion of the proposed transaction on the ability of Ahold to retain customers and retain and hire key personnel, maintain relationships with suppliers, and on their operating results and businesses generally; litigation relating to the transaction; the effect of general economic or political conditions; Ahold’s ability to retain and attract employees who are integral to the success of the business; business and IT continuity, collective bargaining, distinctiveness, competitive advantage and economic conditions; information security, legislative and regulatory environment and litigation risks; and product safety, pension plan funding, strategic projects, responsible retailing, insurance and unforeseen tax liabilities. The foregoing list of factors is not exhaustive. Forward-looking statements speak only as of the date they are made. Ahold does not assume any obligation to update any public information or forward-looking statement in this communication to reflect events or circumstances after the date of this communication, except as may be required by applicable laws.

Q&A

Important Information for Investors and Shareholders

The transaction will be submitted to the shareholders of Delhaize Group (“Delhaize”) for their consideration. In connection with the transaction, Delhaize and Koninklijke Ahold N.V. also known as Royal Ahold (“Ahold”) will prepare a prospectus for Delhaize’s shareholders to be filed with the Securities and Exchange Commission (the “SEC”) and Delhaize will mail the prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. Investors and shareholders are urged to read the prospectus and the registration statement of which it forms a part when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders of Delhaize will be able to receive the prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov and from Delhaize by contacting Investor Relations Delhaize Group at Investor@delhaizegroup.com or by calling +32 2 412 2151.

Forward-Looking Statements

This communication contains forward-looking statements with respect to the financial condition, results of operations and business of Delhaize and Ahold and the merger of Delhaize and Ahold, including the expected effects of any proposed transaction. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which are beyond the control of Delhaize and Ahold, including, among other things, the possibility that the expected synergies and value creation from the transaction will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; the possibility that the transaction will not receive the necessary approvals, that the expected timing of such approvals will be delayed or will require actions that adversely impact the benefits expected to be realized in the transaction; and the possibility that the transaction does not close. Neither Delhaize nor Ahold, nor any of their respective directors, officers, employees and advisors nor any other person is therefore in a position to make any representation as to the accuracy of the forward-looking statements included in this communication, such as economic projections and predictions or their impact on the financial condition, credit rating, financial profile, distribution policy or share buyback program of Delhaize, Ahold or the combined company, or the market for the shares of Delhaize, Ahold or the combined company. The actual performance, the success and the development over time of the business activities of Delhaize, Ahold and the combined company may differ materially from the performance, the success and the development over time expressed in or implied from the forward-looking statements contained in this presentation.